IMMURON LIMITED

Level 3, 62 Lygon Street

Carlton South, Victoria, 3053, Australia

July 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	Immuron Limited (the “Company”)

Registration Statement on Form F-3

Filed July 3, 2024

File No. 333-280667

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 PM EDT on Friday, July 19, 2024, or as soon thereafter as is practicable.

If you have any questions, please call Avital Perlman, Esq. at 212-930-9700.

Very truly yours,

IMMURON LIMITED

By:	/s/ Steven Lydeamore
Name:	Steven Lydeamore
Title:	Chief Executive Officer